Exhibit 10.1

October 15, 2004

Saria Tseng

Dear Ms. Tseng,

On behalf of Monolithic Power Systems, Inc. (MPS, Inc.)(the “Company”), I am pleased to offer you the position of Vice President General Counsel, reporting to Michael Hsing, CEO. This offer will expire of its own accord at 5pm, Pacific Time, December 1, 2004.

Your starting annual base salary will be $180,000, paid bi-weekly (the “Base Salary”). Subject to the Company’s Board approval, you will be granted an non statutory stock option entitling you to purchase up to 150,000 shares of Common Stock (as adjusted for stock splits, stock dividends and similar events between the date this letter agreement is executed by both parties and the date of grant) at an exercise price equal to $7.50 per share. Subject to the accelerated vesting provisions set forth below, the stock option shall vest over a period of 3 years, with 50,000 shares vested after one year from October 15, 2004 and the remaining 100,000 shares will vest as to 1/24 of such shares each month thereafter. You will also be guaranteed to receive an annual cash bonus equal to or exceeding 20% of your Base Salary to be paid within the first year of employment and annually thereafter. The amount of the incentive bonus payment exceeding 20% of your Base Salary will be determined based upon the Company’s financial performance and your performance during the year with respect to certain measurable goals and performance objectives established by the Board (or any authorized committee thereof) in consultation with you. You will be reimbursed for all continuing education, dues or registration fees, etc. incurred to retain, continue or further your legal entity and associated position requirements within MPS, Inc.

If your employment with the Company is terminated by the Company without Cause (as defined below) or you terminate your employment voluntarily with Good Reason (as defined below), then you shall receive, (i) an amount equal to your then Base Salary for a period of four (4) months after the termination of your employment and (ii) the cost of you continuing health insurance coverage for yourself and your eligible dependents pursuant to COBRA, should you elect to do so, for a period of four (4) months after the termination of your employment.

If your employment with the Company (or its successor entity) is terminated by the Company or its successor without Cause or you terminate your relationship voluntarily with Good Reason at any time on or within twelve (12) months after a Transfer of Control (as defined below), then, in addition to the benefits described in the last paragraph above, you shall receive, fifty percent (50%) of the then-unvested option shares vest in full.

For purposes of this letter agreement the following definitions shall apply:

“Transfer of Control” means a merger or consolidation of the Company with or into any other corporation or corporations, or the merger of any other corporation or corporations with or into the Company, unless the shareholders of the Company before such transaction or related set of transactions hold at least a majority of the outstanding voting equity securities of the surviving corporation, or any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company’s voting power is transferred by the then shareholders of the Company to third parties, excluding any consolidation or merger effected exclusively to change the domicile of the Company, or a sale of all or substantially all of the assets of the Company;

“Cause” means (i) your failure to comply with lawful directions of the chief executive officer or the Board, which failure is not cured within thirty (30) days following notice to Executive of such failure; (ii) you personally engaging in illegal conduct that a reasonable person would know to be detrimental to the Company; (iii) you being convicted of a felony; or (iv) you committing a material act of dishonesty, fraud or misappropriation of property respecting the Company.

“Good Reason” means, without Executive’s consent, (i) a reduction by the Company in the base salary and/or target bonus opportunity of Executive as in effect immediately prior to such reduction, except where a substantially equivalent percentage reduction in base salary is applied to all other officers of the Company; (ii) a material reduction by the Company in the kind or level of employee benefits to which Executive is entitled immediately prior to such reduction with the result that Executive’s overall benefits package is significantly reduced, except where a substantially equivalent reduction in benefits is applied to all other officers of the Company; (iii) a significant, adverse change in Executive’s title, authority, responsibilities or duties, as measured against his title, authority, responsibilities or duties immediately prior to such change, which change is not reversed or modified within thirty (30) days after notice from Executive to the Board describing in reasonable detail the significant, adverse change; or (iv) the relocation of Executive’s place of work to a facility or a location more than thirty-five (35) miles from Executive’s then-present work location.

To the extent that any of the payments and benefits provided for in this offer letter or otherwise payable to you constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), and, but for this paragraph, would be subject to the excise tax imposed by Section 4999 of the Code or any similar or successor provision, the aggregate amount of such payments and benefits will be reduced, but only to the extent necessary so that none of such payments and benefits are subject to any excise tax.

MPS, Inc. offers a complete benefits package including medical, dental, vision, life and LTD insurance coverage. Our other benefits include 401(k) plan & Flexible Spending Account.

This offer is subject to your submission of an I-9 form and satisfactory documentation verifying your right to work in the United States within 3 working days. Please also provide your most recent pay stub from your prior employer.

Your employment with MPS, Inc. is “at will” in that it can be terminated with or without cause and with or without notice at any time at the option of MPS, Inc. or yourself except as otherwise provided by law.

You are expected to review, sign and comply with Employee Confidential Information and Invention Assignment Agreement that will be distributed when you start your employment as a condition of this offer.

We believe you can make a valuable contribution to MPS, Inc. and hope you accept our employment offer. If the foregoing is acceptable, please sign and return only copy of this offer to the Human Resources department by the expiration date.

Thank you for the opportunity to present this offer. We look forward to an exciting and rewarding employment relationship with you.

Yours truly,

/s/ Michael Hsing
Michael Hsing
President and CEO
Monolithic Power Systems, Inc.

Employment offer accepted by:

/s/ Saria Tseng	November 15, 2004
Signature	Date

December 1, 2004
Starting Date